MeiraGTx Holdings plc

450 East 29th Street, 14th Floor

New York, New York 10016

December 27, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	MeiraGTx Holdings plc
Registration Statement on Form S-3
Filed December 21, 2023
File No. 333-276183

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, MeiraGTx Holdings plc (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276183) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on December 29, 2023 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Keith L. Halverstam of Latham & Watkins LLP at (212) 906-1761 and that such effectiveness also be confirmed in writing.

Very truly yours,

MeiraGTx Holdings plc

By:	/s/ Richard Giroux
Richard Giroux
Chief Operating Officers and Chief Financial Officer

cc:	Peter Handrinos, Latham & Watkins LLP
Keith Halverstam, Latham & Watkins LLP